UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 1‑9824

CUSIP NUMBER: US579489303

(Check one):	◻ Form 10-K	◻ Form 20-F	◻ Form 11-K	⌧ Form 10-Q	◻ Form 10-D
	◻ Form N-CEN	◻ Form N-CSR

	For Period Ended:	June 28, 2020
◻ Transition Report on Form 10-K
◻ Transition Report on Form 20-F
◻ Transition Report on Form 11-K
◻ Transition Report on Form 10-Q
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part III (Items 10-14) of Form 10-K

PART I — REGISTRANT INFORMATION

THE MCCLATCHY COMPANY
Full Name of Registrant

N/A
Former Name if Applicable

2100 Q Street
Address of Principal Executive Office (Street and Number)

Sacramento, CA 95816
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
⌧	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously disclosed, in February 2020, The McClatchy Company (the “Company”) and certain of its subsidiaries filed voluntary petitions for reorganization in the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”) seeking relief under Chapter 11 of title 11 of the United States Code. In addition, as disclosed in its Current Report on Form 8-K filed on July 30, 2020, the Company entered into an Asset Purchase Agreement, dated July 24, 2020, (the “Asset Purchase Agreement”) by and among the Company and Chatham Asset Management (the “Purchaser”) , pursuant to which the Purchaser has agreed to acquire substantially all of the Company’s assets for a purchase price of approximately $312 million, comprised of (i) a credit bid of the Company’s first lien notes of an aggregate principal amount of $262,851,000 and (ii) $49,152,903 in cash. Following the execution of the Asset Purchase Agreement, the Company sought entry of an order (the “Sale Order”) approving the Asset Purchase Agreement and the transactions contemplated thereby (the “Sale Transaction”) at a sale hearing of the Bankruptcy Court. On August 4, 2020, the Bankruptcy Court approved the Sale Order, and completion of the Sale Transaction, which is expected to be in September 2020, remains subject to customary closing conditions. The negotiations related to the Asset Purchase Agreement, the preparation of the Sale Order as well as continuing to run the business has taken up a significant portion of management's time and resources. Accordingly, the Company is unable to perform the work that would be necessary to complete and file the Quarterly Report within the prescribed time period without unreasonable effort and expense.

Forward-Looking Statements

Statements in this Notification of Late Filing on Form 12b-25, including statements regarding the restructuring and sale process, and any other statements about management's future expectations, beliefs, goals, plans or prospects constitute forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words "believes," "plans," "anticipates," "expects," "estimates" and similar expressions) should also be considered to be forward-looking statements. There are a number of important risks and uncertainties that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the effects of the Bankruptcy Court rulings in the Chapter 11 proceedings and the outcome of the proceedings in general; the length of time the Company will operate in the Chapter 11 proceedings; our restructuring efforts rely on coming to terms with multiple parties who may have conflicting interests; the potential adverse effects of Chapter 11 proceedings on the Company's liquidity or results of operations or its ability to pursue its business strategies; increased levels of employee attrition during the Chapter 11 proceedings; we may experience further diminished revenues from advertising and delays in payment from customer accounts receivables as a result of the COVID 19 pandemic than anticipated as this crisis evolves; we may also experience increased costs, difficulty collecting on some of our accounts receivable and other disruptions as a result of COVID 19; we may not achieve our expense reduction targets including efforts related to legacy expense initiatives or may do harm to our operations in attempting to achieve such targets; our operations have been, and will likely continue to be, adversely affected by competition, including competition from internet publishing and advertising platforms; increases in the cost of newsprint; litigation or any potential litigation; geo-political uncertainties; changes in printing and distribution costs from anticipated levels, including changes in postal rates or agreements; changes in interest rates; increased consolidation among major retailers in our markets or other events depressing the level of advertising; competitive action by other companies; and other factors, many of which are beyond our control; as well as the other risks listed in the Company's publicly filed documents, including the Company's Annual Report on Form 10-K for the year ended December 29, 2019. These forward-looking statements speak as of the time made and, except as required by law, we disclaim any intention and assume no obligation to update the forward-looking information contained in this Notification of Late Filing on Form 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Billie S. McConkey	916	321-1940
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			◻ Yes ⌧ No
	Information required in Part III of the Company’s Annual Report on Form 10-K for the year ended December 29, 2019
(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			◻ Yes ⌧ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The McClatchy Company

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 12, 2020	By	/s/ Billie McConkey
		Name:	Billie McConkey
		Title:	Vice President of People, General Counsel and
Corporate Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).